ANGLO AMERICAN

07021058

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

2 February, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback
22 Jan - 5 Feb 2007

Director/PDMR intererests

- Butterfield Trust - 26 Jan / 2 Feb 2007

Other

- Total voting rights – 31.1.07

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 70 copies

SEC MAIL RECEIVED PROCESSING SECTION WASH. D.C. 2007

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Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 2 February 2007 an independent company purchased 523,432 ordinary shares of the Company at prices between £23.82 and £24.31 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 281,160 of its ordinary shares on 2 February 2007 at prices between £23.71 and £24.35 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 53,045,671 ordinary shares in treasury, and has 1,488,610,010 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 55,598,320 ordinary shares, representing 3.73 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
5 February 2007

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 19,583,775 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
29 January 2007	7,600
30 January 2007	5,732
31 January 2007	1,915
1 February 2007	0
2 February 2007	37,200

The Company was advised of these transactions on 2 February 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
2 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 1 February 2007 an independent company purchased 696,036 ordinary shares of the Company at prices between £23.72 and £24.33 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 372,373 of its ordinary shares on 1 February 2007 at prices between £23.78 and £24.42 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 52,764,511 ordinary shares in treasury, and has 1,488,891,170 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 55,074,888 ordinary shares, representing 3.7 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
2 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 31 January 2007 an independent company purchased 556,050 ordinary shares of the Company at prices between £23.54 and £23.98 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 227,163 of its ordinary shares on 31 January 2007 at prices between £23.61 and £23.94 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 52,392,138 ordinary shares in treasury, and has 1,489,263,543 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 54,378,852 ordinary shares, representing 3.65 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
1 February 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 30 January 2007:

- it had 1,541,655,681 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;
- it held 52,164,975 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;
- accordingly, it had total voting rights of 1,489,490,706.

The total voting rights figure (1,489,490,706) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
31 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 30 January 2007 an independent company purchased 627,819 ordinary shares of the Company at prices between £23.22 and £23.62 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 287,354 of its ordinary shares on 30 January 2007 at prices between £23.28 and £23.85 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 52,164,975 ordinary shares in treasury, and has 1,489,490,706 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 53,822,802 ordinary shares, representing 3.61 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
31 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 29 January 2007 an independent company purchased 391,561 ordinary shares of the Company at prices between £23.51 and £23.79 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 214,007 of its ordinary shares on 29 January 2007 at prices between £23.53 and £24.00 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 51,877,621 ordinary shares in treasury, and has 1,489,778,060 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 53,194,983 ordinary shares, representing 3.57 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
30 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 26 January 2007 an independent company purchased 572,257 ordinary shares of the Company at prices between £23.77 and £24.12 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 329,545 of its ordinary shares on 26 January 2007 at prices between £23.62 and £24.16 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 51,663,614 ordinary shares in treasury, and has 1,489,992,067 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 52,803,422 ordinary shares, representing 3.54 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
29 January 2007

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 19,636,222 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 January 2007	0
23 January 2007	447
24 January 2007	7,000
25 January 2007	2,000
26 January 2007	10,000

The Company was advised of these transactions on 26 January 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
26 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 25 January 2007 an independent company purchased 497,142 ordinary shares of the Company at prices between £24.18 and £24.72 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 235,817 of its ordinary shares on 25 January 2007 at prices between £24.12 and £24.52 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 51,334,069 ordinary shares in treasury, and has 1,490,321,612 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 52,231,165 ordinary shares, representing 3.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
26 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 24 January 2007 an independent company purchased 506,680 ordinary shares of the Company at prices between £24.05 and £24.51 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 333,830 of its ordinary shares on 24 January 2007 at prices between £24.07 and £24.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 51,098,252 ordinary shares in treasury, and has 1,490,557,429 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 51,734,023 ordinary shares, representing 3.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
25 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 23 January 2007 an independent company purchased 545,041 ordinary shares of the Company at prices between £23.40 and £23.73 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 231,780 of its ordinary shares on 23 January 2007 at prices between £23.45 and £23.91 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 50,764,422 ordinary shares in treasury, and has 1,490,891,259 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 51,227,343 ordinary shares, representing 3.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
24 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 22 January 2007 an independent company purchased 405,821 ordinary shares of the Company at prices between £23.53 and £23.85 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 325,000 of its ordinary shares on 22 January 2007 at prices between £23.47 and £23.88 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 50,532,642 ordinary shares in treasury, and has 1,491,123,039 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 50,682,302 ordinary shares, representing 3.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
23 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 19 January 2007 an independent company purchased 437,603 ordinary shares of the Company at prices between £22.95 and £23.26 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,753 of its ordinary shares on 19 January 2007 at prices between £23.08 and £23.38 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 50,207,642 ordinary shares in treasury, and has 1,491,448,039 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 50,276,481 ordinary shares, representing 3.37 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

This announcement also satisfies, when necessary, the Company's obligation under sections 198 - 212 of the Companies Act 1985.

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
22 January 2007

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